                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549
                     --------------------------------------------
                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                     BYL BANCORP
                    ---------------------------------------------
                (Exact name of registrant as specified in its charter)



                California                            33-0755794
    (State or other jurisdiction of                 (IRS Employer
    incorporation or organization)                 Identification No.)


     18206 Imperial Highway
      Yorba Linda, California                            92886
(Address of principal executive office)               (Zip code)


If this Form relates to the                 If this Form relates to the
registration of a class of debt             registration of a class of debt
securities and is effective                 securities and is to become
upon filing pursuant to General             effective simultaneously with
Instruction A(c)(1) please check            the effectiveness of a concurrent
the following box. / /                      registration statement under the
                                            Securities Act of 1933 pursuant to
                                            General Instruction A(c)(2) please
                                            check the following.  / /


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

    None



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

    Common Stock, no par value

ITEM 1.  DESCRIPTION OF REGISTRANT'S SHARES TO BE REGISTERED

    The Company is authorized by its Articles of Incorporation to issue 50,000,000 shares of Company Common Stock, without par value, and 25,000,000
shares of Company Preferred Stock, without par value.   As of the date
hereof, 150 shares of Company Common Stock were issued and outstanding, and no shares of preferred stock are issued and outstanding. Holders of Company Common Stock will be entitled to one vote, in person or by proxy, for each share of Company Common Stock held of record in the shareholder's name on the books of the Company as of the record date on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, and until the Company is considered to be a "listed corporation" as provided in Corporations Code Section 310.5, which is intended to occur upon the completion of the formation of the Company as a bank holding company for Bank of Yorba Linda (the "Reorganization"), the shares may be voted cumulatively. However, the Company's Articles of Incorporation provide there will be no cumulative voting for the election of directors if and when the Company becomes a "listed corporation" (i.e., outstanding shares listed on the New York or American Stock Exchange or outstanding securities designated as qualified for trading as a national market security on the National Association of Securities Dealers Automatic Quotation System and has at least 800 holders of its equity securities; the Bank currently has approximately 800 holders of its securities). The Company intends to become a "listed corporation" at the time the Reorganization to form the Company as a bank holding company is consummated, which is intended to be during the fourth quarter of 1997.

    The Company's Articles of Incorporation provide that the Board of Directors will be divided into two classes, with any class having a term of two years, if and when the Company becomes a "listed corporation" (as defined in the previous paragraph). Upon the Company becoming a "listed corporation," the Board of Directors of the Company will be divided into two classes, each of which shall contain approximately one-half of the whole number of the members of the Board. The members of each class shall be elected for a term of two years, with the terms of office of all members of one class expiring each year so that approximately one-half of the total number of directors are elected each year. The Company's Articles of Incorporation also provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without consent of the incumbent Board of Directors of the Company.

    The Articles of Incorporation of the Company also require the approval of the holders of at least 66-2/3% of the Company's outstanding shares of voting stock to approve certain "Business Combinations" (as defined therein) involving a "Related Person" (as defined therein) except in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term "Related Person" is defined to include any individual, corporation, partnership or other entity (other than the Bank or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company or an affiliate of such person or entity. This proposed provision of the Articles of Incorporation applies to any "Business Combination," which is defined to include: (i) any merger or consolidation of the Company with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of the Company or combined assets of the Company and its subsidiaries to a Related Person; (iii) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a Related Person to the

Company or a subsidiary of the Company; (v) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person; (vi) the acquisition by the Company or a subsidiary of the Company of any securities of a Related Person; (vii) any reclassification of common stock of the Company or any recapitalization involving the common stock of the Company; or (viii) any agreement or other arrangement providing for any of the foregoing.

    Under California law, absent this proposed provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the Company and any other affected class of stock. The increased stockholder vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders.

    Each share of Company Stock has the same rights, privileges and preferences as every other share and will share equally in the Company's net assets upon liquidation of dissolution. Company Common Stock will have no preemptive, conversion or redemption rights or sinking fund provisions and all of the issued and outstanding shares of Company Common Stock, when issued, will be fully paid and nonassessable. The Company's Articles of Incorporation also provide that amendments to the Company's Articles of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 66-2/3% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company's Bylaws and Articles of Incorporation. The Company's Bylaws may be amended by its Board of Directors, or by a vote of 66-2/3% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

    Following consummation of the Reorganization, the transfer agent and registrar for the Company Common Stock will be U.S. Stock Transfer Corporation.

ASSESSABILITY

    Company Common Stock is not assessable. Under applicable regulatory policies, however, holding companies of federally insured financial institutions such as the Bank are required to serve as a "source of strength" for their insured subsidiaries. As a practical matter, this may result in the Company being required by regulatory order or directive to contribute additional capital to the Bank, to guarantee certain Bank obligations or to take other actions requiring the investment of Company capital or resources for the Bank's benefit.

CLASSIFICATION OF BOARD OF DIRECTORS

    The Company's Articles of Incorporation and Bylaws provide for its Board of Directors to be divided into two (2) classes with each class having a term of two years, if and when the Company becomes a "listed corporation", which is intended to occur upon consummation of the Reorganization.

NUMBER OF DIRECTORS

    Although the Corporations Code does not require the Company to maintain any specific range of number of directors, the number of directors of the Company may not be less than a stated minimum nor more than a stated maximum (which in no case shall be greater than two times the stated minimum minus one) with the exact number of directors to be fixed, within the limits specified. The Company Bylaws currently provide that the number of directors on the Company Board of Directors may not be fewer than five nor more than nine, and the current number of members on the Company's Board of Directors has been fixed at six.

    The ability of the Company to pay cash dividends is limited by the provisions of Section 500 of the California Corporations Code, which prohibits the payment of dividends unless (i) the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution;
(ii) the assets of the corporation exceed 1 1/4 times its liabilities; or (iii) the current assets of the corporation exceed its current liabilities, but if the average pre-tax earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1 1/4 times its current liabilities.

    DISSENTERS' RIGHTS. Pursuant to the General Corporation Law of California, holders of Company Common Stock would be entitled, subject to the provisions of Chapter 13, to dissenters' rights in connection with any transaction which constitutes a reorganization (as defined in Section 181 of the California Corporations Code).

                      RESTRICTIONS ON ACQUISITION OF THE COMPANY

    The following discussion is a summary of certain provisions of California and Federal law and regulations and California corporate law, as well as the Articles of Incorporation and Bylaws of the Company, relating to stock ownership and transfers, the Board of Directors and business combinations, all of which may be deemed to have "anti-takeover" effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to the Articles of Incorporation and Bylaws of the Company.

CALIFORNIA AND FEDERAL BANKING LAW

    The Federal Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Bank (the "FRB") has been given 60 days' prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the FRB, the acquisition of more than 10% of a class of voting stock of a bank with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (such as the Common Stock), would, under the circumstances set forth in the presumption, constitute the acquisition of control.

    Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California licensed bank or a bank holding company unless the Superintendent has approved such acquisition of control. A person would be deemed to have acquired control of the Company under this state law if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of the Common Stock would be presumed to control the Company.

    In addition, any "company" would be required to obtain the approval of the FRB under the Holding Company Act of 1956, as amended (the "BHC Act"), before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of the outstanding Common Stock of, or such lesser number of shares as constitute control over, the Company.

ANTI-TAKEOVER PROVISIONS IN COMPANY'S ARTICLES OF INCORPORATION

    The Company's Articles of Incorporation contain certain provisions that deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of the Company's Articles of Incorporation and regulatory provisions relating to stock ownership and transfer, the Board of Directors and business combinations, which might be deemed to have a potential "anti-takeover" effect. These proposed provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interest or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of incumbent Board of Directors or management of the Company more difficult.
Any provision requiring more than a majority vote by the Company's stockholders may only be effective for a two year period from its effective date, unless renewed by the Board of Directors and the stockholders. The following description of certain of the amendments to the Articles of Incorporation of the Company is necessarily general, and reference should be made in each case to such Articles of Incorporation, which is contained as an exhibit to the Company's registration statement.

    BOARD OF DIRECTORS. When the Company becomes a "listed corporation", as defined above, the Board of Directors of the Company will be divided into two classes, each of which shall contain approximately one-half of the whole number of the members of the Board. The members of each class shall be elected for a term of two years, with the terms of office of all members of one class expiring each year so that approximately one-half of the total number of directors are elected each year. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without consent of the incumbent Board of Directors of the Company.

    CUMULATIVE VOTING AND SPECIAL MEETINGS. if the Company becomes a "listed corporation," the Articles of Incorporation do not provide for cumulative voting for any purpose.

    AUTHORIZED SHARES. The Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock and 25,000,000 shares of preferred stock. The shares of Common Stock and preferred stock were authorized in an amount greater than that to be issued in the Reorganization to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power, to the extent consistent with its fiduciary duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of the Company, and thereby assist members of management to retain their positions. The Company's Board has no present plans for the issuance of additional shares, other than the issuance of shares of Common Stock upon exercise of stock options.

    STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATION WITH PRINCIPAL STOCKHOLDERS. The Articles of Incorporation require the approval of the holders of at least 66-2/3% of the Company's outstanding shares of voting stock to approve certain "Business Combinations" (as defined in therein) involving a "Related Person" (as defined therein) except in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person.

    Under California law, absent this proposed provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the Company and any other affected class of stock. The increased stockholder vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders.

    AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS. The Company's Articles of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 66-2/3% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company's Bylaws and Articles of Incorporation. The Company's Bylaws may be amended by its Board of Directors, or by a vote of 66-2/3% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

    STOCKHOLDER NOMINATIONS AND PROPOSALS. The Bylaws of the Company require a stockholder who intends to nominate a candidate for election to the Board of Directors to give not less than 10 days' advance notice to the Secretary of the Company. The Articles of Incorporation provide that a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

    PURPOSE AND TAKEOVER DEFENSIVE EFFECTS OF THE COMPANY'S ARTICLES OF INCORPORATION. The Board of Directors of the Company believes that the provisions described above are prudent and will reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. The Board of Directors believes these provisions are in the best interest of the Company and its stockholders. In the judgment of the Board of Directors, the Company's Board will be in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interest of its stockholders. Accordingly, the Board of Directors believes that it is in the best interest of the Company and its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of the Company and which is in the best interest of all stockholders.

    Attempts to acquire control of financial institutions have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of the Company and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

    An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Company's remaining stockholders of benefits of certain protective provisions of the Exchange Act, if the number of beneficial owners became less than the 300 thereby allowing for Exchange Act deregistration.

    Despite the belief of the Company as to the benefits to stockholders of these provisions of the Company's Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and of management more difficult. The Board of Directors of the Company, however, has concluded that the potential benefits outweigh the possible disadvantages.

    Pursuant to applicable law, at any annual or special meeting of its stockholders, the Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted for a California business corporation. The Company does not presently intend to propose the adoption of further restrictions on the acquisition of the Company's equity securities.

    The cumulative effect of the restriction on acquisition of the Company contained in the Articles of Incorporation and Bylaws, federal law and California law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain stockholders of the Company may deem a potential acquisition to be in their best interest, or deem existing management not to be acting in their best interests.

ITEM 2.  EXHIBITS

    1. Articles of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4 and incorporated hereby by reference).

    2. Amendment to Articles of Incorporation of the Registrant (previously filed as Exhibit 3.2 to the Company's Registration Statement on Form S-4 and incorporated hereby by reference).

    3. Bylaws of the Registrant (previously filed as Exhibit 3.3 to the Company's Registration Statement on Form S-4 and incorporated hereby by reference).

    4. Specimen certificate evidencing shares of Registrant's Common Stock (previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-4 and incorporated herein by reference).

    5. Stockholder Agreement Covering Issuance and Compulsory Repurchase of Organizing Shares of Registrant (previously filed as Annex II of Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 and incorporated herein by reference).

    6. BYL Bancorp 1997 Stock Option Plan and form Stock Option Agreement (previously filed as Exhibit 10.2 to the Company's Registration Statement on Form S-4 and incorporated herein by reference).


                                      SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            BYL BANCORP

Date:    October 23, 1997

                                            By: /s/ Robert Ucciferri
                                                -------------------------------
                                                 Robert Ucciferri
                                                 President and Chief Executive
                                                 Officer


                                  INDEX TO EXHIBITS


EXHIBIT NUMBER                         EXHIBIT
--------------                         -------

    1 Articles of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4 and incorporated hereby by reference)

    2 Amendment to Articles of Incorporation of the Registrant (previously filed as Exhibit 3.2 to the Company's Registration Statement on Form S-4 and incorporated hereby by reference)

    3 Bylaws of the Registrant (previously filed as Exhibit 3.3 to the Company's Registration
                        Statement on Form S-4 and incorporated hereby by reference)

    4 Specimen certificate evidencing shares of Registrant's Common Stock (previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-4 and incorporated herein by reference).

    5 Stockholder Agreement Covering Issuance and Compulsory Repurchase of Organizing Shares of Registrant (previously filed as Annex II of Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 and incorporated herein by reference).

    6 BYL Bancorp 1997 Stock Option Plan and form Stock Option Agreement (previously filed as
                        Exhibit 10.2 to the Company's Registration
                        Statement on Form S-4 and incorporated herein by reference).